Industry Analyst Webcast Joerg Erlemeier, SVP Integration, Nokia Networks Update on planned Alcatel-Lucent acquisition Nov 12, 1:30 PM London / 8:30 AM New York FILED BY NOKIA CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: ALCATEL-LUCENT FILE NO. 001-11130

Disclaimer: Forward-looking statements This presentation contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; the expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the expected customer reach of the combined group; the expected financial results of the combined group; the expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; the transaction timeline, including the Nokia shareholders’ meeting; the expected organization and governance structure of the combined group and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the necessary stock exchange clearances to open the public exchange offers; minimum tender acceptances in the public exchange offers; shareholder approval to close the proposed transaction; consummation of the proposed transaction; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”). The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. IMPORTANT ADDITIONAL INFORMATION This presentation relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This presentation is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015 (as amended on October 22, 2015 and November 6, 2015), the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with and approved by the Finnish Financial Supervisory Authority on October 23, 2015 or the offer document (note d’information) filed by Nokia on October 29, 2015 with, and which is subject to the review of, the AMF or the response document (note en réponse) filed by Alcatel Lucent on October 29, 2015 with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents. The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER. The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

Agenda 1 Transaction update 2 Integration update 3 Next steps Overview Transaction structure and process Regulatory review update Customer feedback Integration Management Office Target Operating Model

Agenda 1 Transaction update 2 Integration update 3 Next steps Overview Transaction structure and process Regulatory review update Customer feedback Integration Management Office Target Operating Model

Source: Company information 1 Based on Pro-forma net sales as per Form F-4 filing, excluding HERE; 2 Includes Caribbean, Central America and South America Combined 2014A net sales1, €bn Complementary geographic presence strengthening global footprint Combined Europe Asia-Pacific / Japan / India Middle East & Africa North America Greater China Latin America Europe Asia-Pacific / Japan / India Middle East & Africa North America Greater China Latin America Europe Asia-Pacific / Japan / India Middle East & Africa North America Greater China Latin America North America Europe Asia-Pacific / Japan / India Greater China Middle East & Africa Latin America

Regulatory review update Antitrust Filings Pre-closing antitrust approvals were obtained in all required jurisdictions, several being received ahead of expectations Other Regulatory Approvals Approval from France’s Ministry of Economy (MINEFI) was received on October 21, 2015 Committee on Foreign Investment in the United States approval was received on September 14, 2015 French Group Committee Consultations were initiated promptly after announcement On June 1, 2015, the French Group Committee issued its opinion, stating that it did not oppose the proposed transaction Other key activities Signed a MoU with China Huaxin to create new joint venture combining Nokia China and Alcatel-Lucent Shanghai Bell on August 28, 2015 Agreed to disposal of HERE to AUDI AG, BMW Group and Daimler AG for net proceeds of €2.5bn1 1 The transaction values HERE at an enterprise value of €2.8bn with a normalized level of working capital. Upon closing, Nokia estimates that it will receive net proceeds of slightly above €2.5bn, as the purchaser would be compensated for certain defined liabilities of HERE currently expected to be slightly below €300m as part of the transaction.

Transaction structure and process Transaction structure Public exchange offer by Nokia for 100% of Alcatel-Lucent shares (including American depositary shares (“ADSs”)) and convertible bonds (“OCEANEs”) Public exchange offer to be filed in France and the United States Expected combined market capitalization in excess of EUR 45bn Consideration Exchange ratio of 0.5500 Nokia shares per Alcatel-Lucent share (and ADS) Equivalent offer for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020 Conditions & timing At their meeting of October 28, 2015 and as a result of the matters described in the section entitled “Item 4. The Solicitation or Recommendation—Reasons for Alcatel-Lucent’s Board Recommendation” in the Alcatel-Lucent Solicitation / Recommendation Statement on Schedule 14D-9, the participating members of Alcatel-Lucent’s board of directors, taking into account the factors described in that section, unanimously: determined that the offer is in the best interest of Alcatel-Lucent, its employees and its stakeholders (including the holders of the Alcatel-Lucent ordinary shares and holders of other Alcatel-Lucent securities); recommended that all holders of Alcatel-Lucent ordinary shares and holders of Alcatel-Lucent ADSs tender their Alcatel-Lucent ordinary shares and/or their Alcatel-Lucent ADSs pursuant to the offer; and recommended that all holders of OCEANEs tender their OCEANEs pursuant to the offer Antitrust and regulatory approvals have been received Nokia shareholders to consider and vote on the transaction at EGM on December 2, 2015 Minimum tender condition – more than 50.00% on a fully diluted basis Expected closing in Q1 2016

Customer feedback Breadth of combined product portfolio Scale to deliver quickly and be locally relevant Innovation capabilities and financial strength We are looking for partners that can move quickly with us as we are sourcing and architecting our network. The Alcatel-Lucent story will really strengthen Nokia’s portfolio and gives them a unique differentiator in the local market. Alcatel-Lucent’s product lines will strengthen Nokia’s current portfolio... as well as their reach to the North American market…. the strategic fit with us will be higher if the deal goes through. The portfolios complement each other very well. The merger of Nokia and Alcatel-Lucent is a smart decision. Alcatel-Lucent is the leader in transmission and fiber technology…Our fiber operation is handled by Alcatel-Lucent and, following the merger with Nokia, we expect them to enhance their service quality by taking advantage of Nokia's capabilities. (We need) suppliers that (are) innovative and strong, with financial depth. Nokia (will) bring innovation and financial strength and the combination (will) create a stronger player in the supply chain. “ ”

Agenda 1 Transaction update 2 Integration update 3 Next steps Overview Transaction structure and process Regulatory review update Customer feedback Integration Management Office Target Operating Model

Planning the integration of Nokia and Alcatel-Lucent requires robust preparation and close alignment between the two companies Joint Integration Steering Committee Nokia Integration Steering Board Alcatel-Lucent Integration Steering Board Nokia Integration Management Office Alcatel-Lucent Integration Management Office Alignment on progress of integration planning

Integration preparedness focused on addressing key risks and minimizing disruption Establish targets and clear accountability Maximize organizational readiness at closing Minimize roadmap disruption Create joint portfolios Minimize sales channel disruption Joint go-to-market approach and coordinated touchpoints Customer interface Product portfolio Synergies realization Minimize disruption for operators by enabling Nokia and Alcatel-Lucent radio access products to work together Existing installed base Single customer interface and full sales order visibility including combined orders Cross selling for selected customers enabled Product portfolio plan including roadmaps, sales material, pricing, Product Data Management (‘PDM’) data, and associated capacity plan Unify, align, and bundle portfolios where necessary to present detailed joint portfolios to customers Drive CPRI interface readiness to minimize need for equipment swaps Detailed joint account approach for prioritized accounts with overlapping portfolio Accountability for synergy targets allocated to responsible units Risks Objectives Key targeted actions

High level timeline of the Nokia/Alcatel-Lucent integration 2015 Uninterrupted business performance ensured All required pre-closing regulatory approvals received 2016 New operating model and organization structure implemented MWC presence aligned Day 1 plan executed (contingent on Nokia getting 100% control) First synergies realized 2017 Continuous delivery of expected synergies Leveraging complementary R&D and product offering Strengthening of the new entity 2018 Operating cost synergies of approximately €900m annually anticipated1 Full complementary power delivered Stable financial profile due to net cash position expected 1 Assuming transaction closing Q1 2016

Exceptional leadership with deep industry expertise Rajeev Suri President & Chief Executive Officer Mobile Networks Samih Elhage President IP/Optical networks Basil Alwan President Fixed Networks Federico Guillén President Applications & Analytics Bhaskar Gorti President Technologies Ramzi Haidamus President Functional groups Years at Nokia or Alcatel-Lucent / Years in industry Timo Ihamuotila Chief Financial Officer Marc Rouanne Chief Innovation & Operating Officer Ashish Chowdhary Chief Customer Operations Officer Barry French Chief Marketing Officer Kathrin Buvac Chief Strategy Officer Hans-Jürgen Bill Chief Human Resources Officer Maria Varsellona Chief Legal Officer

Business groups organized to achieve clear market leadership, offer customers end-to-end expertise and maximize focus on innovation

Networking

Mobile Networks

Samih Elhage
President

- Mobile
  - SRAN, LTE
  - 5G
  - SmallCells & WiFi
  - Cloud RAN
  - Antennas
  - Public Safety
- Airframe
- Microwave transport
- Partnering BU—mobile-attached
- Core functions
  - SDM
  - IMS/VoLTE
  - Element Mgmt
  - 3GCore
- Services
  - Deployment[2]
  - Maintenance
  - Professional Services

IP / Optical Networks

Basil Alwan
President

- IP Routing
  - Edge Routing
  - Core Routing
  - Access & Aggregation
- Packet Core
  - GGSN, SGSN, MME
  - EPC Gateway
- Infrastructure SDN (incl. SAM)
- Nuage SDN[1]
  - Datacenter automation, VNS
- Optical transport
  - Long haul
  - Metro
- Video & CDN
- Services
  - Deployment[2]
  - Maintenance
  - Professional Services

Applications & Analytics

Bhaskar Gorti
President

- OSS
- Cloud Stack
- Orchestration
- E2E systems
- Security
- Payment
- Analytics
  - CEM/ DEM
- Partnering BU—Value add/SW solutions
- Core functions
  - Policy and charging
- IoT platform
- Services
  - Deployment[2]
  - Maintenance
  - Professional Services

Fixed Networks

Federico Guillén
President

- Fixed
  - Fiber
  - Copper
  - Home devices
- Maintenance mode fixed (e.g. perfect voice)
- Services
  - Deployment[2]
  - Maintenance
  - Professional Services

Products | Services

Technologies

Technologies

Ramzi Haidamus
President

- Patent licensing
- Technology licensing
- Brand licensing
- Incubation
- Industry leading patent portfolio

Systems integration

Global services delivery

Sales organization

Integration and transformation office

NOKIA

[1] Includes Enterprise Networking
[2] Product-attached deployment services relevant for the respective BG, incl. E&I, Network Build & Implementation, and SIOP

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Agenda 1 Transaction update 2 Integration update 3 Next steps Overview Transaction structure and process Regulatory review update Customer feedback Integration Management Office Target Operating Model

Transaction timeline and key events April 15, 2015 2015 Q4 2015 Q4 2015 Q1 2016 Offer period Announcement Public announcement of transaction Begin Alcatel-Lucent works council consultation Review period Regulatory review and other transaction approvals Offer Regulatory approvals received, launch of Offer Nokia Extraordinary General Meeting EGM on Dec 2 Expected closing Closing of the transaction upon satisfaction of the minimum tender condition and shareholder approval Conditions to the Transaction Works council information process Antitrust and regulatory approvals Nokia shareholder approval Satisfaction of minimum acceptance condition (more than 50.00% on a fully diluted basis)

Building blocks in place for success Clearly defined leadership Deep culture of innovation and strikingly common vision for the future Recent integration experience on both sides à invaluable lessons learned Track-record of execution Open interfaces in LTE and cloud / core allow more rapid and efficient integration Integration planning committee targeting readiness for execution Day 1 post-closing: Product & solution strategy Sales force training and customer briefings R&D programs alignment Global site structure rationalization

Q&A

Customer confidential